Conner & Winters, LLP
J. Ryan Sacra | Attorney at Law	4000 One Williams Center | Tulsa, OK 74172-0148
p (918) 586-8528 | f (918) 586-8628 | rsacra@cwlaw.com	p (918) 586-5711 | f (918) 586-8982 | cwlaw.com

December 14, 2011

Mr. H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Empire Petroleum Corporation

Amendment No. 1 to Form 10-K for Fiscal Year Ended

December 31, 2010

Filed September 30, 2011

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended

June 30, 2011

Filed September 30, 2011

File No. 001-16653

Dear Mr. Schwall:

In connection with your review of the above-captioned filing, we offer the following responses to the comments and requests contained in your November 18, 2011 letter to Albert E. Whitehead of Empire Petroleum Corporation (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

General

1.	We note your response to comment 1 in our letter dated September 19, 2011. In view of your disclosure in your annual report for the fiscal year ended December 31, 2010 relating to your petroleum sales revenue in 2009, and your disclosure in your annual report for the fiscal year ended December 31, 2009 relating to your petroleum sales revenue in 2008, please tell us why you have not provided the information described in Item 1204 of Regulation S-K.

In accordance with your comment, the Company is filing today Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“Amendment No. 2”) that includes the information described in Item 1204 of Regulation S-K.

Exhibits

2.	We note your response to comment 6 in our letter dated September 19, 2011 that the filed agreement is the only agreement that is required to be filed under Item 601(b)(10) of Regulation S-K. However, we also note the various other agreements described or referenced in your filing, such as the agreement related to the farm-in from Cortez Exploration LLC referenced on page 4, the agreement memorializing your arrangements with your partners on the Gabbs Valley Prospect referenced on page 4, and your option agreement for the South Okie Prospect referenced on page 6. Similarly, we note that your agreement with Cortez Exploration, LLC that you filed as Exhibit 10.14 in your amendment references your agency agreement with Cortez. Please file each of these agreements, or provide further analysis in necessary detail regarding why such agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

The agreement related to the farm-in from Cortez Exploration, LLC will be filed as Exhibit 10.16 to Amendment No. 2. The agency agreement with Cortez Exploration, LLC (referenced in the agreement that was filed as Exhibit 10.14 to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010) consists of two agreements and will be filed as Exhibit 10.15 and Exhibit 10.19, respectively, to Amendment No. 2. Furthermore, the option for the South Okie Prospect and an amendment thereto will be filed as Exhibit 10.17 and Exhibit 10.18, respectively, to Amendment No. 2. Lastly, “the agreement memorializing [the Company’s] arrangements with [its] partners on the Gabbs Valley Prospect referenced on page 4” is the agreement that will be filed as Exhibit 10.20 to Amendment No. 2.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits 31 and 32

3.	We note the amended filing to the Form 10-Q for the fiscal quarter ended June 30, 2011 in response to our prior comment 7. The revisions to your certifications require a full amendment to the Form 10-Q. The amendment and revised certifications should include all disclosures, including financial statements to which the certification applies. Please file a full amendment to your Form 10-Q to provide the full disclosure and updated certifications in Exhibits 31 and 32. Refer to Regulation S-K Compliance and Disclosure Interpretations in Section 246.14 for further reference, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In accordance with your comment, the Company is filing today a full amendment to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 in order to provide the full disclosure and updated certifications in Exhibits 31 and 32.

We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.

Yours very truly,

/s/ J. Ryan Sacra

J. Ryan Sacra

cc: Empire Petroleum Corporation

Albert E. Whitehead